Rule 424(b)(3)
                                                     Registration No. 333-121991


PROSPECTUS SUPPLEMENT NO. 1



                          LIFESTREAM TECHNOLOGIES, INC.

                        31,633,333 shares of common stock


         This prospectus supplement relates to our prospectus dated May 10, 2005, in connection with the resale of a total of 31,633,333 shares of our common stock being offered by selling security holders. Of the shares covered by the prospectus, as supplemented hereby, 10,800,000 shares have been issued and 20,833,333 shares are issuable upon conversion of a promissory note issued to a selling security holder. We will not receive any proceeds from sales of shares by the selling security holders.

         Our prospectus dated May 10, 2005 is hereby supplemented as follows:

Change in Ownership

         This prospectus covers the resale of shares issuable upon conversion of a promissory note issued in favor of RAB Special Situations, LP. Effective May 31, 2005, RAB Special Situations, LP consummated an internal reorganization and transferred all of its right, title and interest in and to the shares covered by this prospectus, RAB Special Situations (Master) Fund Limited. RAB Special Situations, LP has also transferred all of its right, title and interest in and to other indebtedness unrelated to this prospectus due from us to RAB Special Situations LP, to RAB Special Situations (Master) Fund Limited. The attached prospectus should be read so as to give effect to this change in ownership, and the name of the selling security holder under this prospectus should be changed from RAB Special Situations, LP to RAB Special Situations (Master) Fund Limited.

Other Recent Events

         On May 1, 2005 we failed to make a required $100,000 payment of principal on our outstanding promissory note in the aggregate principal amount of $2,869,740 payable to RAB Special Situations LP ("RAB"). Under the terms of the note, in the event of a default in our payment obligations under the note, the entire principal amount of the note becomes immediately due and payable. Our obligations under the note and related loan agreements are collateralized by a security interest in substantially all of our assets.

         On or about May 13, 2005, RAB verbally advised us that it did not intend to assert our failure to make the May 1, 2005 payment as a default under the note. On May 24, 2005, we reached verbal agreement in principle with RAB confirming RAB's May 13, 2005 advice and providing that (a) RAB has waived any default arising by reason of our failure to make the May 1, 2005 payment under the note, (b) RAB has agreed to defer payment of the $100,000 installment due under the promissory note on June 1, 2005, (c) payment of the May 1, 2005 and June 1, 2005 installments under the promissory note will become due and payable on the February 1, 2006 maturity date of the promissory note, (d) our agreement in principle with RAB will be promptly reduced to writing and (e) all of the other terms and conditions of our promissory note to RAB remain in full force and effect.

         On May 18, 2005, we received notice from Palisades Master Fund L.P. ("Palisades"), alleging that by reason of our failure to make the May 1, 2005 installment payment to RAB, we had defaulted in our obligations under a convertible debenture previously issued by us in favor of Palisades. Palisades has demanded the sum of $1,650,000, allegedly representing the original principal amount of the debenture issued to Palisades, plus a 30% penalty due in accordance with the terms of the debenture. However, as of the date of the notice from Palisades, the outstanding principal amount of the convertible debenture in favor of Palisades was only $245,000.

         On May 24, 2005, we responded to Palisades' notice of default and demand for acceleration with a letter rejecting Palisades' demand on the grounds that (a) Palisades is not entitled to the amount claimed in its demand letter, and (b) there was no continuing default under the RAB promissory note upon which Palisades is entitled to relief.

         We are unable to predict whether Palisades will pursue its alleged claims against us or whether similarly situated debenture holders, who currently hold our convertible debentures in the aggregate outstanding principal amount of $1,035,000 (exclusive of Palisades), will allege defaults against us and make demands for acceleration of the outstanding amounts of their debentures.


         This investment involves a high degree of risk. See "Risk Factors" beginning on page 6.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



  The date of this prospectus is May 10, 2005, as supplemented on June 7, 2005